SMP LOGO




FOR IMMEDIATE RELEASE

For more information, contact:
                                                                  James J. Burke
                                                   Standard Motor Products, Inc.
                                                                  (718) 392-0200

                                                                    Jennifer Tio
                                                Maximum Marketing Services, Inc.
                                                            (312) 226-4111 x2449
                                                   Jennifer.tio@maxmarketing.com

    STANDARD MOTOR PRODUCTS, INC. ANNOUNCES RESULTS OF EXCHANGE OFFER FOR ITS
               6 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2009

New York, NY, May 4, 2009......Standard Motor Products, Inc. (NYSE: SMP), an
automotive replacement parts manufacturer and distributor, today announced the results of its offer to exchange its 15% Convertible Subordinated Debentures due 2011 ("New Debentures") for a like principal amount of its outstanding 6 3/4% Convertible Subordinated Debentures due 2009 ("Old Debentures"). The offer to exchange expired at 5:00 p.m., New York City time, on May 1, 2009, and at such time $12.3 million principal amount of Old Debentures had been validly tendered for exchange and not withdrawn according to information provided by HSBC Bank USA, N.A., the exchange agent of the offer to exchange. The Company has accepted for exchange all Old Debentures validly tendered and not withdrawn prior to the expiration of the offer to exchange.

The settlement and exchange of New Debentures and payment of accrued interest for the tendered Old Debentures is expected to be made on May 6, 2009. Immediately following settlement of the offer to exchange, approximately $32.1 million aggregate principal amount of Old Debentures will remain outstanding until maturity on July 15, 2009.